Exhibit 99.1

FORM 51-102F3

Material Change Report

1.	Name and Address of Company:

Stantec Inc.

10160 – 112th Street

Edmonton, Alberta

Canada T5K 2L6

2.	Date of Material Change:

September 4, 2014

3.	News Release:

The attached news release reporting the material change was issued on September 4, 2014 through Marketwired and subsequently filed on SEDAR.

4.	Summary of Material Change:

On September 4, 2014, Stantec announced that its board of directors approved a two-for-one stock split to be effected by way of a stock dividend. The stock dividend is payable on November 14, 2014 to common shareholders of record as of the close of business on October 31, 2014.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

On September 4, 2014, the board of directors of Stantec approved a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of Stantec’s common shares.

Subject to receipt of final regulatory approval, shareholders of record as at the close of business on October 31, 2014 will be entitled to receive the stock dividend on the payment date of November 14, 2014. Registered shareholders will be mailed share certificates representing the stock dividend starting November 14, 2014. Non-registered shareholders’ brokerage accounts will be credited for the additional shares representing the stock dividend on or about the payment date.

Stantec is ascribing essentially no monetary value to the stock dividend. Accordingly, there should be no unfavorable Canadian or US tax consequences for shareholders and shareholders’ equity will not be diluted in any way by the stock dividend. The aggregate cash dividend payable to a shareholder will not be affected by the stock dividend. For additional information about the tax consequences of the stock dividend, shareholders are advised to consult their tax advisor. Outstanding awards under Stantec’s equity-based compensation plans will be adjusted as necessary to reflect the issuance of additional common shares as a result of the stock dividend.

Stantec’s common shares will be traded in accordance with the “due bill” procedures of the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) from October 29, 2014, through November 14, 2014 (the “due bill period”). This means any trades that are executed on the TSX or the NYSE during the due bill period will be identified to ensure purchasers of Stantec’s common shares receive the entitlement to the stock dividend. Stantec’s common shares will commence trading on an “ex-dividend” basis with respect to the stock dividend on November 17, 2014, and the due bill redemption date will be November 19, 2014.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President & Secretary

Stantec Inc.

10160 – 112th Street

Edmonton, Alberta

T5K 2L6

(780) 917-7022

9.	Date of Report:

DATED at Edmonton, Alberta this 8th day of September, 2014.